Exhibit 99.1

Ballard Subsidiary Protonex Lands Initial $1.6M Power Manager Order Following Milestone C

VANCOUVER and SOUTHBOROUGH, MA, Jan. 30, 2018 /CNW/ - Ballard Power Systems (NASDAQ: BLDP; TSX: BLDP) today announced that the Company's subsidiary, Protonex, has received a $1.6 million purchase order for the supply of Squad Power Manager (SPM-622) Special Operations Kits for end customer U.S. Special Operations Command. The purchase order was the first issued by the Program Executive Office (PEO) – Soldier, as part of the newly approved program of record, with Milestone C approval having been received in 2017.

Protonex Squad Power Manager SPM-622

"This order represents a continued commitment to support U.S. Special Operations Forces' growing requirement within the United States Army for intelligent power management systems," said Ray Summers, Protonex Director of Military Sales. "This requirement is important for Protonex as it will support not only Special Operations Forces, but also the Security Forces and Assistance Brigades, or SFAB's, newly established by the U.S. Army. The SFAB units support partner training in combat theatres. We believe this first order since obtaining Milestone C represents a significant opportunity, serving to streamline ordering for U.S. Army units moving forward."

The SPM-622 Squad Power Manager is a tough and agile power management device, weighing less than a pound and enabling military units to optimize power use for various power electronics devices – including portable radios, GPS systems, medical devices, Explosive Ordinance Devices equipment, computers and other electronic equipment – from an available battery, as well as to recharge that battery from solar, vehicle, AC or scavenged energy sources.

The Squad Power Manager delivers high-priority benefits in military applications, including: reliable energy for various devices carried by soldiers, regardless of changing battlefield conditions; lightened load for soldiers in the field; reduction in logistical support requirements, including batteries; and energy flexibility for soldiers.

The SPM-622 product has been developed and is produced for military use by the Protonex engineering and operations team at the company's facility in Southborough, Massachusetts. To date more than 5,000 units have been deployed by the United States and NATO Partner Nations.

About Ballard Power Systems
Ballard Power Systems (NASDAQ: BLDP; TSX: BLDP) provides clean energy products that reduce customer costs and risks, and helps customers solve difficult technical and business challenges in their fuel cell programs. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning anticipated product performance, customer benefits and market demand for our products. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities.  The Ballard Common Shares have not been registered under the United States Securities Act of 1933, as amended, or the securities laws of any other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

SOURCE Ballard Power Systems Inc.

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%CIK: 0001453015

For further information: Guy McAree +1.604.412.7919; media@ballard.com or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 00:30e 30-JAN-18